UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 333-204175

RESAAS Services Inc.

(name of registrant)

1550 – 401 West Georgia Street

Vancouver, British Columbia V6B 5A1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F ☐                                                                Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXHIBIT LIST

Exhibits	Description
99.1	Form 51-102F3 Material Change Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESAAS SERVICES INC. (Registrant)

Date: April 27, 2017	By:	/s/ Cam Shippit
Cam Shippit
Chief Financial Officer